UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                December 02, 2002


                          COMPTON PETROLEUM CORPORATION
             (Exact name of registrant as specified in its charter)


                            3300, FIFTH AVENUE PLACE
                          EAST TOWER, 425-1ST STREET SW
                        CALGARY, ALBERTA, CANADA T2P 3L8
                                 (403) 237-9400
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F      [_]             Form 40-F       [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes             [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         99.1 Press Release, dated November 19, 2002, announcing Compton Petroleum's purchase of a 50% interest in a gas processing plant together with 7.2 Bcf of net proven reserves, 1 mmcfe/d of net production and a 50% interest in 95 contiguous sections of undeveloped lands in the Callum area of southern Alberta.

         99.2 Press Release, dated November 21, announcing financial and operating results for the three month period ended September 30, 2002.

         99.3 Management's Discussion and Analysis and Interim Unaudited Consolidated Financial Statements for the period ended September 30, 2002

         99.4 Press Release, dated November 28, 2002, announcing that Compton Petroleum has entered into an agreement for the private placement underwritten issuance of 3,070,175 flow-through common shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   COMPTON PETROLEUM CORPORATION

                                   By:  /s/ Norman G. Knecht
                                        ---------------------------------------
                                        Name:   Norman G. Knecht
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer


Date:  December 2, 2002

                                  EXHIBIT INDEX


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------

         99.1 Press Release, dated November 19, 2002, announcing Compton Petroleum's purchase of a 50% interest in a gas processing plant together with 7.2 Bcf of net proven reserves, 1 mmcfe/d of net production and a 50% interest in 95 contiguous sections of undeveloped lands in the Callum area of southern Alberta.

         99.2 Press Release, dated November 21, announcing financial and operating results for the three month period ended September 30, 2002.

         99.3 Management's Discussion and Analysis and Interim Unaudited Consolidated Financial Statements for the period ended September 30, 2002

         99.4 Press Release, dated November 28, 2002, announcing that Compton Petroleum has entered into an agreement for the private placement underwritten issuance of 3,070,175 flow-through common shares.